EXHIBIT 99.12
-------------


AT THE TRUST
Robert G. Higgins                          Investor Relations
Vice President, General Counsel            L.G. Schafran - Chairman and
                                           Interim CEO/President
312-683-5539                               312 683-5525
bhiggins@banyanreit.com                    ir@banyanreit.com


FOR IMMEDIATE RELEASE
FRIDAY, MAY 11, 2001



                     BANYAN CLOSING ADJOURNED BY DENHOLTZ
                        PENDING RATING AGENCY APPROVALS



CHICAGO - MAY 11, 2001 -- BANYAN STRATEGIC REALTY TRUST (Nasdaq: BSRTS) announced today that the closing of its 27-property sale to Denholtz Management Corporation which commenced on May 9, 2001, was adjourned by Denholtz, pursuant to its contractual right to do so. Denholtz bears responsibility for the defeasance of Banyan's securitized debt, and has indicated that additional time is necessary in order to obtain rating agency approval of the defeasance transaction. The closing is expected to resume and be completed in 5-10 days.

Banyan also announced that Denholtz and Banyan have entered into a Third Amendment to the Purchase and Sale Agreement which provides that Banyan will furnish $3 million in unsecured purchase money financing to affiliates of the Purchaser. Two notes, each in the amount of $1.5 million, will be delivered at closing. The notes will bear interest at a rate equal to 12 percent per annum, require monthly payments of interest only and are due on June 30, 2002.

The Third Amendment also provides resolution to certain disputed closing proration items, the net result of which is a proration adjustment in favor of Denholtz of approximately $200,000.

Assuming the closing takes place as now anticipated within the next ten days, Banyan indicated that it does not anticipate any material change in the timing or amount of its projected first liquidating distribution of between approximately $4.60 per share and approximately $4.80 per share within thirty (30) days of the initial closing. Banyan added that its final liquidating distribution is now anticipated to occur during the third or fourth quarter of 2002. The estimated total amount of liquidating distributions remains at approximately $6.00 per share.

Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT) that owns primarily office and flex/industrial properties. The properties are located in certain major metropolitan areas of the Midwest and Southeastern United States, including Atlanta, Georgia and Chicago, Illinois, and smaller markets such as Huntsville, Alabama; Louisville, Kentucky; Memphis, Tennessee; and Orlando, Florida. Banyan's current portfolio consists of properties totaling 3.5 million rentable square feet.

As of this date Banyan has 15,488,137 shares of beneficial interest outstanding.









                                   --more--

BANYAN STRATEGIC REALTY TRUST
ADD 1




Except for the historical information contained herein, certain matters discussed in this release are forward-looking statements, the achievement of which involve risks and uncertainties such as the closing of the Denholtz transaction and other risks and uncertainties that are detailed from time to time in our reports filed with the Securities and Exchange Commission, including the report on Form 10-K for the year ended
December 31, 2000, filed with the Securities and Exchange Commission on March 9, 2001. Without limitation the foregoing, words such as "anticipates", "expects", "intends", "plans", and similar expressions are intended to identify forward-looking statements.



              See Banyan's Website at http://www.banyanreit.com.


            For further information regarding Banyan free of charge
                 via fax, dial 1-800-PRO-INFO and enter BSRTS.














































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